

September 24, 2009

Ira M. Burns
Executive Vice President and Chief Financial Officer
World Fuel Services Corporation
9800 Northwest 41st Street
Suite 400
Miami, Florida 33178

>   **Re: World Fuel Services Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 26, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>   **Filed May 7, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
>   **Filed August 6, 2009**
>   **File No. 1-09533**

Dear Mr. Burns:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your letter to our Office of Global Security Risk dated August 7, 2009 regarding your contacts with Iran. We also note your disclosure on page 36 of the Form 10-Q for the quarterly period ended June 30, 2009 that from time to time, certain of your subsidiaries have had business dealings in Cuba, Iran, and Sudan, consisting generally of the purchase of overflight permits and the provision of flight support and fuel services.

As you know, Cuba, Iran, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please explain to us the purpose of your purchase of overflight permits and the nature of the flight support and fuel services that you provide in connection with your business contacts with Cuba, Iran, and Sudan, including the type of customers for whom you procure or provide such services and the parties to whom you pay the costs associated with such services. You should also describe any agreements, commercial arrangements, or other contacts you have had with the governments of Cuba, Iran, and Sudan or entities controlled by those governments.

2.   Please discuss the materiality of any contacts with Cuba, Iran, and Sudan, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, and Sudan.

3.   Please tell us why you include certifications from your chief operating officer in Exhibits 31.2 and 32.1 to your annual report on Form 10-K for the fiscal year ended December 31, 2008 and your quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009. If your chief operating officer is not performing the functions of either the principal executive officer or the principal financial officer, do not include certifications from your chief operating officer in future filings. However, if your chief operating officer is performing the functions of either the principal executive officer or the principal financial officer, revise all related disclosure to describe the roles, responsibilities, and functions of each certifying officer accordingly.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Tracey L. McNeil at (202) 551-3392, Laura Nicholson at (202) 551-3584, or me with any questions.

Sincerely,

H. Roger Schwall
Assistant Director